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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copy to:
 George J. Sampas
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
(011) (4420) 7959-8900

    ☒
    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Aventis (the "Company" or "Aventis") on February 5, 2004.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.

[Logo of Aventis]

Press release

Your Contacts:

Tony Roddam	Nathalie Jecker
Aventis Global Media Relations	Aventis Global Media Relations
Tel.: +33 (0) 3 88 99 11 38	Tel.: +33 (0) 3 88 99 11 16
Tony.Roddam@Aventis.com	Nathalie.Jecker@Aventis.com

Strasbourg, France, February 5, 2004

AVENTIS REPORTS 2003 RESULTS AND HIGHLIGHTS GROWTH PROSPECTS
Aventis reiterates rejection of hostile Sanofi bid and commitment to deliver value

Aventis delivers solid core business results in 2003

  •
  Sales rise 5.9% on a constant exchange rate (or "activity basis") to € 16.791 billion (reported sales declined by 4.5%)

  •
  Strategic brands and human vaccines sales rise 17.0% on an activity basis

  •
  U.S. sales increase 11.1% on an activity basis to € 6.375 billion, representing 38% of core sales

  •
  Net income up 17.5% to € 2.444 billion and earnings per share rise 18.6% to € 3.11

Five new products submitted for approval

Four new product launches expected in 2004

Robust pipeline with 94 new chemical entities and vaccines in development

Aventis intends to divest non-strategic products representing € 1.5 billion in sales

Aventis plans new share repurchase program of € 2 to 3 billion

Aventis targets 2004 sales growth of 6 to 7% on an activity basis and mid-teens EPS growth

Aventis targets 2005-2007 average sales growth of 10 to 11% on an activity basis

"Today's announcement highlights how Sanofi's offer fundamentally undervalues Aventis. Their hostile bid is a cheap attempt to transfer their risks to our shareholders. It is very clear: they need us, we don't need them," Chairman Igor Landau said.

"In 2003, Aventis delivered strong earnings growth for the fourth consecutive year and built a solid platform for future growth. In 2004, Aventis should generate sales growth of 6 to 7% with earnings per share growing in the mid-teens."

"Sales growth should accelerate post 2004 due to the launch of several new products: Ketek in the US, plus Genasense, Apidra and Sculptra in 2004, followed by Menactra, Alvesco, Adacel and Exubera. In parallel, sales growth should also be enhanced by the disposal of a significant part of the "non-strategic" products representing sales of up to € 1.5 billion. As a result, sales between 2005 and 2007 are expected to grow 10 to 11% annually. During the same period, earnings per share should grow by 13 to 15% as a result of our sales growth, continuous productivity improvement measures and the implementation of a new share buyback program of € 2 to 3 billion in 2004 and 2005", Landau concluded.

Consolidated Group Results

Aventis consolidated group sales were € 17.815 billion in 2003 compared to € 20.622 billion in 2002. The 2002 sales figure included contributions from Aventis CropScience and Aventis Animal Nutrition, which were divested during the first half of 2002. Group net income was € 1.901 billion in 2003 compared to € 2.091 billion in 2002, which included the net gain related to those divestments. Consolidated earnings per share (EPS) in 2003 were € 2.42 compared to € 2.64.

CORE BUSINESS OVERVIEW

        Sales of the core business (prescription drugs, human vaccines and corporate activities, including the 50% equity interest in the animal health joint venture Merial) excluding currency translation effects ("activity basis") increased 5.9% to € 16.791 billion in 2003 and rose 5.2% to € 4.391 billion in the fourth quarter.

Net income for the core business rose 17.5% to € 2.444 billion in 2003 from € 2.081 billion a year earlier, while net income for the fourth quarter was € 716 million, an increase of 22.8% from € 583 million in the year-earlier quarter. Earnings per share (EPS) rose 18.6% to € 3.11 in 2003 from € 2.62 despite the continuing impact of adverse exchange rate developments, while fourth-quarter EPS rose 25.3% to € 0.92 from € 0.73 in the fourth quarter of 2002.

Full year 2003	Full year 2002	Total variance	AVENTIS COREe BUSINESS KEY FIGURES(1)(2) (in € million, except EPS)	Q4 2003	Q4 2002	Total variance

€16,791	€17,591	-4.5%	Sales	€4,391	€4,558	-3.7%

		5.9%	Activity variance(3)			5.2%

€2,444	€2,081	17.5%	Net income	€716	€583	22.8%

€3.11	€2.62	18.6%	EPS (in €)	€0.92	€0.73	25.3%

(1)
Unaudited
(2)
Aventis core business comprises activities that the Group considers to be strategic and intends to retain. It includes prescription drugs, human vaccines, a 50% equity interest in the Merial animal health joint venture and corporate activities.
(3)
Excluding currency translation effects

Percentages are calculated before rounding the data

Note: unless otherwise stated, all references below to sales activity growth are on a constant exchange rate basis:

Core business net sales activity rose 5.9% to € 16.791 billion in 2003, while reported core business sales fell 4.5%, as changes in the valuation of foreign currencies relative to the euro led to a 10.4 percentage point decline in full-year sales. This was mainly attributable to the weakness of the U.S. dollar, which accounted for 7.3 percentage points of the negative impact on reported sales.

Sales of strategic brands and human vaccines in 2003 amounted to € 10.851 billion, an activity increase of 17.0% from 2002, and accounted for 64.6% of total core business sales. Strategic brand sales activity rose 17.1% to € 9.230 billion in 2003, while human vaccines sales activity increased 16.6% to € 1.621 billion.

Sales activity of U.S.-based dermatology business Dermik, which focuses on treatments for a wide range of skin and nail problems including acne and psoriasis, rose 15.0% to € 377 million in 2003, accounting for 2.2% of total core business sales.

Bulk and toll manufacturing, which includes the production of active pharmaceutical ingredients for third parties, reported a sales activity decrease of 20.1% to € 564 million in 2003.

Sales activity of other products, which generally do not receive marketing and promotional support, fell 10.6% in 2003, due mainly to the ongoing negative impact of changes in European government healthcare policies that include cost-containment measures.

Full year 2003 sales (in € mln)	Full year 2002 sales (in € mln)	Activity variance (1)		% share core sales 2003	% share core sales 2002
€10,851	€10,448	17.0%	Strategic brands and human vaccines	64.6%	59.4%
€377	€391	15.0%	Dermik	2.2%	2.2%
€564	€742	-20.1%	Bulk and toll manufacturing	3.4%	4.2%
€5,019	€6,025	-10.6%	Other products	29.9%	34.3%
(1)
At constant exchange rates

        In the United States, core business sales activity rose 11.1% to € 6.375 billion in 2003. The U.S. accounted for 38% of total 2003 core business sales. Strategic brands and vaccines accounted for 87% of total U.S. core business sales in 2003. Strong growth from a number of strategic brands, particularly the anti-thrombotic agent Lovenox/Clexane, the oncology drug Taxotere and the long-acting insulin Lantus, along with double-digit sales growth from the human vaccines unit, offset the impact of flat sales of the allergy drug Allegra, which declined 0.1% in 2003 on an activity basis.

        In France, full-year sales activity fell 4.7% to € 2.187 billion. Sales of strategic brands failed to offset the impact of the various measures implemented in 2003 by the French authorities to curb healthcare spending. Lantus was successfully launched in September 2003, while Delix/Tritace sales gained market share to remain well ahead of key competitors. In Germany, full-year sales decreased 0.7% to € 1.078 billion, despite the double-digit growth of strategic brands, particularly Lovenox/Clexane and Lantus. In the rest of Europe, all countries in the region recorded steady-to- higher sales, particularly the United Kingdom and the Nordic region, as sales activity rose 8.6% to € 2.395 billion in 2003. Sales activity of strategic brands in this group of countries rose 24.2% to € 1.547 billion for the full year. Lantus continued its excellent performance in many European markets due to its rapid acceptance, particularly in Spain after its launch in November, while the multiple sclerosis agent Copaxone enjoyed robust growth rates.

        In Japan, full-year sales activity advanced 1.5% to € 847 million. Aventis launched Lantus and the antibiotic Ketek in December after receiving regulatory approval, while sales of the osteoporosis treatment Actonel as well as Allegra and Taxotere helped to offset lower sales in the rest of the portfolio in 2003.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND HUMAN VACCINES(1)
(in € million)

Full year 2003	Full year 2002	Activity variance(2)			Q4 2003	Q4 2002	Activity variance(2)
1,736 1,445	2,030 1,730	1.1 -0.1	% %	Allegra/Telfast global sales U.S. sales	412 344	494 428	-2.7 -4.4%
1,659 1,022	1,563 1,013	21.3 20.7	% %	Lovenox/Clexane global sales U.S. sales	450 278	398 249	27.9 33.4	% %
1,362 733	1,261 701	22.5 25.0	% %	Taxotere global sales U.S. sales	341 179	344 194	10.7 9.5	% %
1,066	923	20.6%		Delix/Tritace global sales (Not sold by Aventis in the U.S.)	290	255	17.0%
487 347	299 239	87.1 73.4	% %	Lantus global sales U.S. sales	160 104	94 75	92.7 64.4	% %
115	52	135.2%		Ketek global sales (Not yet sold by Aventis in the U.S.)	62	26	156.5%
766 194	539 117	70.1 81.4	% %	Actonel total Alliance sales(3) Actonel sales consolidated by Aventis(4)	241 64	158 37	80.2 81.5	% %
1,621 987	1,580 972	16.6 21.5	% %	Human vaccines sales consolidated by Aventis(5) U.S. sales	386 226	450 303	-3.0 0.5	% %
(1)
Unaudited

(2)
Excluding currency translation effects

(3)
Cooperation with Procter & Gamble

(4)
Actonel sales as consolidated by Aventis including sales in Japan

(5)
Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

N.S.
Not significant

        Allegra/Telfast (fexofenadine): Global sales activity of the non-sedating allergy medication rose 1.1% in 2003. In the United States, sales activity was flat. Allegra sales in the U.S. were negatively affected primarily by newly available competing over-the-counter (OTC) branded and private-label products in the U.S. during 2003, which reduced overall sales of prescription non-sedating antihistamines, as well as changes in reimbursement for prescription antihistamines by managed care organizations. Allegra prescriptions in the U.S. still grew 0.3%, however, despite a decline of 27% in the market. The pursuit of an indication for use of Allegra in the treatment of asthma has been terminated. Trials related to lawsuits filed against five companies currently seeking to market generic versions of fexofenadine are scheduled to begin in September 2004 in the U.S. District Court in New Jersey. In total, six lawsuits are pending in the U.S. District Courts in New Jersey and California.

        Lovenox/Clexane (enoxaparin sodium): Global sales activity of the anti-thrombotic agent rose 21.3% in 2003, while U.S. sales activity rose 20.7%. Lovenox sales surpassed an objective of increasing sales by at least 15% in the U.S. on an activity basis in 2003. Lovenox also gained market share for use in medical patients at risk of deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome, its two key indications. Results of the landmark SYNERGY trial will be presented during the annual scientific sessions of the American College of Cardiology in March 2004. This 10,000-patient trial will provide important information on the efficacy and safety of Lovenox versus unfractionated heparin in aggressively managed patients with acute coronary syndrome.

        Taxotere (docetaxel): Sales activity of the chemotherapy agent rose 22.5% in 2003, while sales activity for the fourth quarter was up 10.7%. Taxotere sales have benefited following U.S. approval in November 2002 and EU approval in January 2003 for the first-line treatment of patients with non-small cell lung cancer (NSCLC), as well as from new clinical data presented in 2003 demonstrating the superiority of Taxotereover paclitaxel in metastatic breast cancer and supporting the efficacy of Taxotere in the treatment of patients with early-stage breast cancer. Sales growth was impacted negatively in the U.S. due to the Medicare reimbursement methodology, which favored generic products. As Aventis continues to support a clinical development program that expands the potential of Taxotere, a new indication for adjuvant breast cancer is expected to be submitted for U.S. and EU regulatory approval in the first half of 2004, followed by gastric cancer in the second half of the year. Regulatory applications for the use of Taxotere in patients with metastatic hormone refractory prostate cancer have recently been submitted to the FDA and to the EMEA. The registrational Phase III study, known as TAX327, is the largest randomized study ever conducted evaluating chemotherapy in advanced prostate cancer and compared Taxotere plus prednisone versus mitoxantrone and prednisone. An abstract detailing the results of the study has been submitted to the 2004 American Society of Clinical Oncology (ASCO) Annual meeting being held June 5-8 in New Orleans for inclusion in their scientific program.

        Delix/Tritace (ramipril): The cardiovascular drug achieved blockbuster status in 2003 after full-year sales activity rose 20.6% to € 1.066 billion. The primary growth driver for this ACE inhibitor has been the increasing use in patients with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events. In the fourth quarter of 2003, Aventis sold a license for Delix/Tritace to Hexal in Germany ahead of the expiry of patents in Germany in 2004.

        Lantus (insulin glargine): Sales activity of the diabetes treatment was robust, rising 87.1% worldwide for the year compared to 2002. In the U.S., Lantus gained market share against major competitors and became the best-selling branded insulin analogue in 2003. Lantus was launched in more than 40 countries worldwide, notably France, Italy and Japan in 2003.

        Ketek (telithromycin): Launched now in all major European and Latin American markets as well as Canada and Japan as of December 2003, sales activity of the world's first ketolide antibiotic rose 135.2% in 2003. Sales growth has been driven by Ketek's targeted spectrum of activity for mild to moderate respiratory tract infections and its low propensity to induce bacterial resistance, an increasingly complex problem in many countries, including the U.S. Aventis anticipates U.S. regulatory approval for Ketek in the second quarter of 2004, which would permit U.S. launch of the product ahead of the Fall 2004 antibiotic season.

        Actonel (risedronate): Actonel is on track to become our next blockbuster product. Total Alliance sales of the osteoporosis agent with partner Procter & Gamble were € 766 million in 2003, an activity increase of 70.1% from 2002, while sales consolidated by Aventis (Alliance sales in certain countries as well as sales in Japan that are not included in the alliance) rose 81.4% on an activity basis to € 194 million. Future growth is expected to be driven by strong sales of the once-weekly version and its ability to rapidly reduce the risk of bone fractures.

        Aventis vaccines business, Aventis Pasteur, performed strongly in 2003, with sales reaching € 1.621 billion, a 16.6% rise in terms of activity compared to € 1.580 billion in 2002. The U.S. market led the way, with sales activity rising 21% to € 987 million. There was also strong growth in the International zone (countries outside Europe and North America), with sales activity up 14% to €

463 million. Influenza vaccines rose 17.7% to € 479 million in spite of the introduction of a new competing product in the U.S. market. Pediatric vaccines recorded € 527 million in sales, up 16.2% on an activity basis, despite increased competition from a newly launched rival product in the U.S. market. Adult boosters experienced strong growth, with sales activity rising 28.5% to reach € 197 million while sales of travelers' vaccines recorded € 210 million in sales, up 2.4% on an activity basis from a year earlier. (The product sales figures include non-consolidated sales in Europe by Aventis Pasteur MSD, a joint venture with Merck & Co.)

AVENTIS COMPLETES FIVE NEW PRODUCT SUBMISSIONS IN 2003

        Aventis submitted five new products for approval in 2003:

        Apidra (insulin glulisine) is a fast-acting insulin for the treatment of diabetes that was submitted for U.S. and EU regulatory approval in mid-2003. Following approval, Apidra will complement the long-acting insulin Lantus as an adjunctive solution for diabetics needing intensive insulin therapy and broaden the Aventis range of diabetes products.

        Alvesco (ciclesonide), an inhaled corticosteroid for the treatment of asthma, was submitted for U.S. approval in December 2003. Aventis, which is co-developing this compound with Altana Pharma for use in both adults and children, believes Alvesco will offer excellent efficacy and improved safety compared to existing medications for the treatment of asthma, especially in children, which account for one-third of the estimated 20 million people in the U.S. suffering from asthma.

        Genasense (oblimersen sodium) is the first targeted agent specific to Bcl-2, a critical protein in the pathway of cell death (apoptosis). Submission for U.S. approval was completed in December 2003 for the treatment of malignant melanoma in combination with the anti-cancer agent dacarbazine. The application was submitted under the FDA's Fast Track program, which is designed to expedite review of new drugs that address important unmet medical needs. Aventis and partner Genta have requested designation of Genasense for Priority Review.

        Menactra, the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), was submitted for U.S. regulatory approval in December 2003 for use in children aged 11 and older as well as adults. A submission for use in children aged two to 11 in the U.S. is also planned, while a submission for ages two to 55 in the EU is planned for 2004. Menactra is expected to offer a longer-lasting immune response against meningococcal meningitis, considered the most deadly form of the three main types of meningitis.

        In December 2003, Dermik submitted a Premarket Approval Application (PMA) to the U.S. Food and Drug Administration (FDA) for a treatment in the aesthetic dermatology arena. Sculptra is an injectable poly-L-lactic acid and was acquired in early 2003 from Biotech Industry S.A. of Luxembourg, which developed the product under the name New-Fill. The FDA has accepted the filing and has also granted an expedited review. Sculptra is a dermal contouring agent that provides lift to help restore lost facial volume in people with lipoatrophy. Lipoatrophy is typically characterized by the loss of fullness, shape, and contour in the face.

        Aventis currently has 94 new chemical entities and vaccines in development. Aventis has moved four compounds in to late-stage development: 100,907, a compound targeted to improve the quality of sleep; teriflunomide for the treatment of multiple sclerosis; a direct Factor Xa inhibitor (0673) for the treatment of acute coronary syndromes; and a new taxoid (109,881) for the treatment of cancer. The development of the cancer compound flavopiridol has been terminated. In addition to its four existing blockbusters, Aventis expects to add up to 10 potential new blockbusters, which are either launched or in late-stage development.

Product	Therapeutic Area	Status
Actonel	Osteoporosis	On market
Ketek	Respiratory	On market, awaiting FDA approval
Lantus	Diabetes	On market
Genasense	Oncology	In registration
Alvesco	Respiratory	In registration
Menactra	Vaccines	In registration
Sculptra	Dermatology	In registration
Exubera	Diabetes	Phase III
Teriflunomide	Multiple Sclerosis	Progressing to Phase III
100,907	Insomnia	Phase IIb

FULL-YEAR CORE BUSINESS PROFITABILITY ANALYSIS

Aventis core business gross margin as a percentage of sales decreased to 73.7% in 2003 from 74.1% in 2002, due mainly to the negative currency translation impact. At constant exchange rates, gross margin would have been 74.5%, an increase of 0.4 percentage point versus 2002. Also affecting gross margin was an increased contribution from the sale of human vaccines, which traditionally have a slightly lower gross margin compared to prescription drugs.

Aventis core business selling, general and administrative expenses and other operating income (expenses) were € 4.908 billion in 2003 (29.2% of sales) compared to € 5.541 billion (31.5% of sales) a year earlier. Excluding currency translation effects, the core business SG&A and other operating income (expenses) decreased 1.4%. This reduction was mainly achieved through enhanced operational effectiveness leading to lower promotion and sales force spending especially in the North American business and through lower corporate administrative expenses. Foreign exchange gains and losses accounted for a gain of € 54 million in 2003 compared to a gain of € 138 million in 2002. Furthermore lower litigation provisions and settlements were booked compared to year-end 2002.

Aventis core business research and development spending totaled € 2.863 billion (17.0% of sales) compared to € 3.141 billion in 2002. Excluding currency translation effects, R&D expenses were almost flat compared to 2002. R&D spending includes the cost of new in-licensing deals for compounds to supplement our pipeline, including the agreements with Regeneron for the early-stage cancer drug VEGF-Trap, the collaborative agreement with ImmunoGen to discover, develop, and commercialize novel antibody-based anticancer therapeutics, the agreement with Zealand Pharma for the development and worldwide commercialization of the novel type 2 diabetes compound AVE-0010 and the licensing agreement with Dainippon for the antidementia agent AC-3933.

Aventis core business restructuring expenses amounted to € 211 million in 2003 compared to € 49 million in the year-ago period. This increase reflects the costs related to the operational effectiveness plan launched in early 2003 in our prescription drugs business. The key components of the restructuring expenses booked in 2003 related to changes within our European commercial operations, the reorganization of research and development activities in France as well as the continued rationalization of the network of plants.

Aventis core business equity in earnings of affiliated companies amounted to € 195 million compared with € 208 million in 2002, an increase of 3.1% excluding currency translation effects. A slightly lower contribution from the animal health joint venture Merial at comparable exchange rates was compensated by better results from our European vaccines joint venture, Aventis Pasteur MSD, which contributed € 38 million compared to € 35 million in 2002. Sales by the Merial 50-50 joint venture with Merck & Co., which is accounted for using the equity method, amounted to €1.626 billion compared to € 1.825 billion in 2002 (+3% activity variance).

Aventis core business EBITA (operating income and equity in earnings of affiliated companies before goodwill amortization) was € 4.595 billion in 2003, versus € 4.505 billion in 2002. At constant exchange rates, EBITA rose by 16.9%. The EBITA margin rose 1.8 percentage points to 27.4% from 25.6% in 2002. Aventis achieved this improvement despite increased restructuring expenses. This also includes € 95 million in milestone payments related to new product in-licensing and development collaborations.

Aventis core business interest (expenses) income—net recorded an expense of € 105 million in 2003 compared to an expense of € 148 million in 2002, due mainly to a reduction in average interest rates and the refinancing of some debt instruments at lower interest rates.

Aventis core business miscellaneous non-operating income and expenses—net amounted to a loss of € 117 million compared to a loss of € 333 million in the year-ago period due to lower impairments for biotechnology investments. In 2002 we had also booked provisions for previously divested products.

Aventis core business net income rose 17.5% to € 2.444 billion in 2003 from € 2.081 billion in 2002, while core earnings per share (EPS) were € 3.11 in 2003, an 18.6% increase from € 2.62 in 2002. Before goodwill amortization, core EPS rose 12.5% to € 3.72 from € 3.31 in the year-ago period. Costs related to the productivity enhancement plan initiated at the start of 2003 negatively impacted core EPS by € 0.22 per share for the year.

The core business generated a free cash flow of € 1.025 billion in 2003 compared to € 1.713 billion in 2002. Excluding German pension funding of € 1.5 billion in 2003 (compared to funding of € 170 million in 2002), free cash flow generated by the core business would have amounted to € 2.525 billion. Free cash flow benefited from a lower increase in industrial working capital, which was € 288 million compared to € 618 million in 2002. Cash flow was affected negatively in 2002 bya significant reduction in the asset securitization program.

FULL-YEAR NON-CORE BUSINESS PROFITABILITY ANALYSIS

Non-core business sales were € 1.046 billion in 2003 compared to € 3.066 billion in 2002. The therapeutic proteins business Aventis Behring, including Delta Biotech, achieved annual sales of € 1.008 billion, which were up 3.3% from 2002 on an activity basis. Net sales in 2002 included the Aventis CropScience and Animal Nutrition business prior to the disposal of these businesses in June and April.

Non-core business EBITA in 2003 was a loss of € 551 million compared to a loss of € 604 million in 2002 and was mainly impacted by the impairment of Aventis Behring assets, the negative equity contribution of Rhodia until May 2, 2003, the impairment of our stake in DyStar and the negative contribution of Wacker following the recording of some restructuring costs.

The miscellaneous non operating income and expenses—net in the non-core business includes marked-to-market adjustments for our investments in Rhodia and Clariant, a provision for risks on the disposal of Aventis Behring and provisions for litigation on previously disposed businesses.

The non-core net loss before tax was mainly due to non-cash items, such as impairment and provisions on Aventis Behring for € 436 million (or € 302 million net of tax), equity and marked-to-market adjustments on Rhodia, and various litigation provisions and the net loss recorded on the sale of Clariant shares. After tax, the non-core loss amounts to € 543 million.

Net Cash outflow related to the non-core businesses totaled € 475 million in 2003, mainly due to one-time payments of € 363 million, including € 217 million for methionine and vitamin litigation, € 69 million for StarLink litigation and tax settlements. Most of these items had already been provisioned in 2002. Furthermore, Aventis Behring industrial working capital increased by € 49 million.

GROUP NET DEBT

Aventis net debt at the end of 2003 was € 3.960 billion, reflecting an increase of € 508 million compared to the end of 2002. The main cash transactions that led to an increase in net debt were the funding of pension obligations in Germany of € 1.500 billion, the dividend payment of € 570 million, the share repurchase program of € 718 million as well as the early redemption of quasi-equity financing instruments of € 139 million. The strong core free cash flow and the disposal of Rhodia and Clariant shares contributed positively to the evolution of net debt.

AVENTIS NON-CORE DIVESTMENT PROGRAM ON TRACK

In 2003, Aventis made substantial progress towards the completion of its divestment program for non-core activities. In May, Aventis reduced its shareholding in Rhodia to 15.3% from 25.2%. In early November, Aventis sold its 11.8% stake in Clariant, and in December Aventis agreed to sell Aventis Behring to CSL Limited of Australia for up to $925 million, subject to regulatory approval. Aventis believes it is currently on track to complete its divestment of the remaining non-core activities by the end of 2004. None of the three remaining non-core businesses is consolidated since the specialty chemicals groups Wacker (49%) and DyStar (35%) are accounted for at equity, while the 15.3% stake in the chemicals group Rhodia is accounted for as a marketable security.

Aventis intends to end the distinction between "core" and "non-core" activities as of the first quarter report for 2004. Aventis Behring will be classified as a "discontinued" operation until its divestiture, which is expected to close in the first half of 2004.

NEW SHARE REPURCHASE PROGRAM OF € 2 TO 3 BILLION

In 2003, Aventis repurchased 15.9 million of its shares, or 2% of the trading volume, including approximately 2.7 million shares during the fourth quarter. At the end of the year, Aventis held approximately 22.8 million of its own shares, representing 2.8% of the company's share capital of 802,292,807 shares. Aventis also intends to launch a new share repurchase program in 2004 of € 2 to 3 billion.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com. The press releases, IR presentation and links to live and on-demand audiocasts are available at www.aventis.com/2003results.

Key dates in 2004

Q1 results: week of April 26
Q2 results: week of July 26
Q3 results: week of October 25

The annual results will be presented at an Aventis press conference in London today at 10:00 a.m (11:00 a.m. CET), to be followed by an analyst conference in London at 14:00 p.m. (15:00 p.m. CET). A digital media center with speeches, presentations, press photos as well as a live and replay webcast of the press and analyst conferences will be available on the Internet at: www.aventis.com/2003results.

Definition of Basic Earnings Per Share (EPS) before goodwill amortization: Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at year end). We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations.

Definition of EBITA: EBITA is an unaudited non-GAAP financial measure that we define as operating income and equity in earnings of affiliated companies before goodwill amortization. We have included EBITA in addition to the corresponding GAAP measure operating income, which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance

Definition of Free Cash-flow: Free Cash Flow is defined as Cash from operational activities net of capital expenditures.

Statements in this presentation other than factual or historical information, including but not limited to statements of or relating to Aventis' financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors. Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis' products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report —"Document de Référence"—on file with the "Commission des Opérations de Bourse" in France, recently renamed "Autorité des marchés financiers."

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the Securities and Exchange Commission are available without charge from the SEC's website at www.sec.gov.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of ALTANA Pharma AG; Genasense, a trademark of Genta Inc.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Aventis
All Consolidated Businesses (French GAAP)
Consolidated Income Statement Q4 2003

YTD 2003 (1)	YTD 2002 (1)	in million €	Q4 / 2003 (2)	Q4 / 2002 (2)
17,815	20,622	Net sales	4,686	4,840
(5,377)	(6,578)	Production costs and expenses	(1,652)	(1,710)

69.8%	68.1%	Gross margin (as % of sales)	64.7%	64.7%
(5,113)	(6,705)	SG&A and other operating Inc. / Exp.	(1,215)	(1,308)
(2,924)	(3,420)	Research and development	(767)	(887)
(251)	(68)	Restructuring expenses	(103)	(34)
(480)	(1,021)	Goodwill amortization	(116)	(222)
3,671	2,829	Operating income (loss)	832	680
(107)	51	Equity in earnings of affiliated companies	(169)	(186)
(151)	(309)	Interest (expense) income—net	(31)	(49)
(501)	1,120	Miscellaneous non-operating income and expenses—net	(172)	(229)

2,912	3,692	Income (loss) before taxes and minority interests	460	217
(929)	(1,430)	Provision for income taxes	3	(151)
(29)	(86)	Minority interests in net income of consolidated subsidiaries	1	(16)
(52)	(85)	Preferred remuneration	(7)	(20)

1,901	2,091	Net income (loss)	457	30
785,905,944	793,412,151	Average number of shares outstanding (in million shares)	778,430,726	793,884,948

2.42	2.64	Basic earnings (loss) per share in €	0.59	0.04

3.03	3.92	Basic earnings (loss) before goodwill amortization per share in €	0.74	0.32

4,044	3,901	EBITA (3)	780	716

(1)
Audited

(2)
Unaudited

(3)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Aventis (1)
All Consolidated Businesses
Balance Sheet
(French GAAP)

in million €	31/12/2003	31/12/2002
Marketable securities, short term deposits, cash	1,125	1,299
Other current assets	7,469	8,347
Assets held for sale	1,182
Investments and other assets	4,763	5,828
Property, plant and equipment	4,130	4,455
Intangible assets	9,608	11,144

Total Assets	28,277	31,073
Current liabilities	6,839	7,513
Liabilities held for sale	391
Long term liabilities	5,361	7,225
Debt	5,085	4,752
Minority interests	167	159
Amortizable preferred securities		89
Stockholder's equity	10,434	11,335

Total Liabilities	28,277	31,073
Net debt	3,960	3,452
(1)
Audited

Aventis Free Cash Flow
(French GAAP)

in million €	12/31/2003 Core (2)	12/31/2003 Non Core (2)	12/31/2003 Group (1)
Net income (loss) (after income tax and before preferred remuneration)	2,496	(543)	1,953
Elimination of expenses and income without effect on cash	1,395	68	1,463
Depreciation and amortization of assets	1,283	330	1,613
Provisions for losses on operating assets		(1)	(1)
Change in other long-term provisions	256	(260)	(4)
Net capital (gains) from sales of assets	(340)	(14)	(354)
Equity in earnings of affiliated companies, net of dividends received	(62)	318	256
Unrealized exchange differences	53		53
Minority interests in net income of consolidated subsidiaries	33	(4)	29
Deferred tax	172	(301)	(129)
Change in working capital	(288)	(55)	(343)
Increase/(decrease) in sales of receivables	14	(4)	10
(Increase)/decrease in accounts receivable before sales of receivables	(206)	28	(178)
(Increase)/decrease in inventories	(102)	(57)	(159)
Increase/(decrease) in accounts payable	6	(22)	(16)
Change in other operating assets and liabilities	(1,805)	118	(1,687)
Pension funding cash-outflow	(1,719)	(43)	(1,762)
Elimination of impairment on marketable securities		131	131
Change in other remaining operating assets and liabilities	(86)	30	(56)

Net cash provided by operating activities	1,798	(412)	1,386
Purchase of property, plant, equipment	(773)	(63)	(836)

Free Cash Flow	1,025	(475)	550
(1)
From an audited cash flow statement

(2)
Unaudited

Aventis (1)
All Consolidated Businesses
Simplified Change in Net Debt (2)
(French GAAP)

in million €	31.12.2003
Net income (loss) before preferred remuneration	1,953
Depreciation and amortization of assets	1,613
Elimination of other expenses and benefits without effect on cash	(150)
Change in working capital	(343)
Change in other operating assets and liabilities	(1,687)

Reduction (Increase) in Net debt resulting from operating activities	1,386
Purchase of property, plant and equipment	(836)
Other acquisitions	(306)
Proceeds from sales of assets	822
Change in loans	36

Reduction (Increase) in Net debt resulting from investing activities	(284)
Dividends paid by the Group	(570)
Preferred remuneration paid	(105)
Impact of shares and other securities issuance & buy-back	(843)
Conversion net financial indebtedness	67
Change in consolidation perimeter	(159)

Change in net debt	(508)
(1)
From an audited cash flow statement

(2)
The Net Debt position includes long-term debt and short-term borrowings reduced by the amount of marketable securities, cash and cash equivalents.

Strategic Activities

The core business comprises activities that the Group considers to be strategic and intends to retain. It includes Prescription Drugs, Human Vaccines, our 50% equity interest in Merial (animal health) (accounted for under the equity method) and some Corporate activities (mainly insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. In 2003 our non-core activities include Aventis Behring and our interests in the chemical companies, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interests in the specialty chemical company Clariant until its complete disposal in November 2003 and our 15.3% interest in Rhodia (after May 2nd), which is accounted for as a marketable security. The 2002 results include Aventis Animal Nutrition and Aventis CropScience until their divestiture, respectively in April and June 2002.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management's expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses (1) (French GAAP)
Selected Financial Data Related to Consolidated Income Statement Q4 2003

YTD 2003	YTD 2002	Total Variance %	in million €	Q4 / 2003	Q4 / 2002	Total Variance %
16,791	17,591	-4.5%	Net sales	4,391	4,558	-3.7%

		5.9%	Activity variance in percentage of Net Sales (2)			5.2%

(4,410)	(4,563)		Production costs and expenses	(1,180)	(1,194)

73.7%	74.1%		Gross margin (as % of sales)	73.1%	73.8%
(4,908)	(5,541)	-11%	SG&A and other operating Inc. / Exp.	(1,158)	(1,291)	-10%
(2,863)	(3,141)	-9%	Research and development	(751)	(867)	-13%
(211)	(49)		Restructuring expenses	(65)	(31)
(480)	(543)		Goodwill amortization	(116)	(131)
3,920	3,754	4%	Operating income (loss)	1,121	1,044	7%
195	208	-6%	Equity in earnings of affiliated companies	18	38	-52%
(105)	(148)		Interest (expense) income—net	(22)	(19)
(117)	(333)		Miscellaneous non-operating income and expenses—net	1	(100)

3,893	3,481	12%	Income (loss) before taxes and minority interests	1,118	963	16%
(1,363)	(1,270)		Provision for income taxes	(391)	(344)
(34)	(44)		Minority interests in net income of consolidated subsidiaries	(4)	(16)
(52)	(85)		Preferred remuneration	(7)	(20)

2,444	2,081	17%	Net income (loss)	716	583	23%
785,905,944	793,412,151		Average number of shares outstanding (in million shares)	778,430,726	793,884,948

3.11	2.62	19%	Basic earnings (loss) per share in €	0.92	0.73	25%

3.72	3.31	12%	Basic earnings (loss) before goodwill amortization per share in €	1.07	0.90	19%

4,595	4,505	2%	EBITA (3)	1,255	1,213	3%

(1)
Unaudited

(2)
On a comparable basis

(3)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Consolidated Sales Q4 2003(1)
Aventis Core Businesses

in million €	YTD 2003	YTD 2002	Total Variance	Activity Variance(2)	Conversion Variance(2)	Structure Variance
Prescription drugs	15,190	16,026	-5.2%	4.9%	-10.1%
Human Vaccines	1,621	1,580	2.5%	16.6%	-14.0%
Eliminations	(20)	(16)	NS	NS	NS

Total Core Businesses	16,791	17,591	-4.5%	5.9%	-10.5%
in million €	Q4 / 2003	Q4 / 2002	Total Variance	Activity Variance(2)	Conversion Variance(2)	Structure Variance
Prescription drugs	4,008	4,110	-2.5%	6.1%	-8.6%
Human Vaccines	386	450	-14.2%	-3.0%	-11.2%
Eliminations	(3)	(2)	NS	NS	NS

Total Core Businesses	4,391	4,558	-3.7%	5.2%	-8.9%

(1)
Unaudited

(2)
On a comparable basis

Percentages are calculated before rounding the data in million euros

NS:
Not Significant

Aventis Core Businesses — Sales by Country Q4 2003 (1)

in million €	YTD 2003	YTD 2002	Activity variance (2)	Structure variance
United States	6,375	6,859	11.1%
France	2,187	2,295	-4.7%
Germany	1078	1086	-0.7%
Japan	847	923	1.5%
Italy	640	628	1.9%
United Kingdom	487	448	19.5%
Canada	397	387	9.4%
Spain	362	328	10.4%
Mexico	344	396	13.7%
Brazil	239	287	-0.1%

Subtotal	12,956	13,639	6.5%
in % of total	77.2%	77.5%
Other countries	3,835	3,952	4.0%

Total Net Sales	16,791	17,591	5.9%
in million €	Q4 / 2003	Q4 / 2002	Activity variance (2)	Structure variance
United States	1,625	1,813	6.6%
France	586	572	2.5%
Germany	285	279	2.3%
Japan	247	254	3.5%
Italy	165	159	3.6%
United Kingdom	138	139	18.2%
Canada	106	101	4.3%
Spain	94	82	14.4%
Mexico	94	103	19.2%
Brazil	55	51	-10.5%

Subtotal	3,395	3,553	5.9%
in % of total	77.3%	78.0%
Other countries	996	1,005	2.8%

Total Net Sales	4,391	4,558	5.2%
(1)
Unaudited

(2)
On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products: Change in Sales Q4 2003 (1)

YTD 2003	YTD 2002	Activity variance(2)	in million €	Q4/2003	Q4/2002	Activity variance(2)
15,190	16,026	4.9%	Prescription Drugs	4,008	4,110	6.1%
9,230	8,868	17.1%	Strategic Brands	2,472	2,344	16.9%

3,521	3,435	12.2%	Thrombosis/Cardiology	934	880	14.6%
1,659	1,563	21.3%	Lovenox/Clexane	450	398	27.9%
1,066	923	20.6%	Delix/Tritace	290	255	17.0%
1,835	1,743	16.9%	Oncology	459	464	8.3%
1,362	1,261	22.5%	Taxotere	341	344	10.7%
264	241	12.9%	Campto(3)	66	61	11.7%
2,317	2,794	-3.1%	Respiratory & Allergy	555	688	-6.9%
1,736	2,030	1.1%	Allegra/Telfast	412	494	-2.7%
278	329	-0.7%	Nasacort	69	93	-14.0%
812	799	14.4%	Arthritis/Osteoporosis	220	212	13.3%
255	271	8.3%	Arava	69	67	15.9%
194	117	81.4%	Actonel(4)	64	37	81.5%
1,521	1,530	8.9%	Central Nervous System	409	389	13.5%
617	554	27.3%	Copaxone(5)	170	153	25.8%
1,368	1,560	-8.4%	Anti-Infectives	403	395	5.0%
207	222	-1.1%	Targocid	52	61	-12.4%
216	257	-12.3%	Tavanic(6)	59	50	20.1%
115	52	135.2%	Ketek	62	26	156.5%
1,977	1,978	11.3%	Metabolism/Diabetes	553	527	14.9%
596	578	14.8%	Amaryl	162	164	8.0%
176	172	4.5%	Insuman	47	47	1.2%
487	299	87.1%	Lantus	160	94	92.7%

1,621	1,580	16.6%	Human Vaccines	386	450	-3.0%
527	495	16.2%	Pediatric combination vaccines(7)	106	111	3.7%
244	304	-7.9%	Polio vaccine(7)	49	66	-14.6%
479	458	17.7%	Influenza vaccines(7)	164	190	-1.3%
210	221	2.4%	Traveler's endemic range excluding meningitis(7)	49	48	8.0%
95	103	5.0%	Meningitis vaccines(7)	15	26	-33.8%
197	172	28.5%	Adult Boosters(7)	42	42	10.2%

(1)
Unaudited
(2)
On a comparable basis
(3)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan)
(4)
Actonel sales as recorded by Aventis including Japan sales
(5)
Marketed in Europe in cooperation with Teva Pharmaceuticals Industries
(6)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)
(7)
Including 100% of these product sales recorded in Europe by Aventis Pasteur-MSD

Prescription Drugs Strategic Products: Change in Sales Q4 2003 (U.S./Non U.S.) (1)

YTD 2003	YTD 2002	Activity variance (2)	U.S. in million €	Q4/2003	Q4/2002	Activity variance (2)
1,022	1,013	20.7%	Lovenox/Clexane	278	249	33.4%
733	701	25.0%	Taxotere	179	194	9.5%
1,445	1,730	-0.1%	Allegra/Telfast	344	428	-4.4%
219	267	-1.9%	Nasacort	54	78	-17.2%
161	185	3.9%	Arava	42	44	12.2%
437	434	20.4%	Copaxone (4)	120	116	22.7%
185	200	10.6%	Amaryl	48	62	-7.1%
347	239	73.4%	Lantus	104	75	64.4%

YTD 2003	YTD 2002	Activity variance (2)	Non U.S. in million €	Q4/2003	Q4/2002	Activity variance (2)
637	549	22.3%	Lovenox / Clexane	172	149	18.8%
1,066	923	20.9%	Delix/Tritace	290	255	17.0%
629	560	19.4%	Taxotere	162	150	12.3%
264	241	12.9%	Campto	66	61	11.7%
291	299	7.7%	Allegra/Telfast	68	66	7.8%
60	62	4.6%	Nasacort	14	15	2.6%
94	85	17.9%	Arava	27	23	23.0%
194	117	81.4%	Actonel (3)	64	37	81.5%
179	119	52.5%	Copaxone (4)	50	37	35.6%
207	222	-1.1%	Targocid	52	61	-12.4%
216	257	-12.3%	Tavanic (5)	59	50	20.1%
115	52	135.2%	Ketek	62	26	156.5%
411	378	17.1%	Amaryl	114	102	17.2%
176	172	4.5%	Insuman	47	47	1.2%
141	60	141.6%	Lantus	56	19	203.1%

(1)
Unaudited

(2)
On a comparable basis

(3)
Actonel sales as recorded by Aventis including Japan sales

(4)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries

(5)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

Aventis Non-Core Businesses(1)
Consolidated Income Statement Q4 2003 (French GAAP)

YTD 2003	YTD 2002	Total Variance %	in million €	Q4 / 2003	Q4 / 2002	Total Variance %
1,046	3,066	(65.9)%	Net Sales	300	287	4.7%
(989)	(2,050)		Production costs and expenses	(478)	(520)

5.5%	33.1%		Gross margin (as % of sales)	(59.3)%	(81.4)%
(206)	(1,164)	(82)%	SG&A and other operating Inc. / Exp.	(57)	(17)	232%
(61)	(280)	(78)%	Research and development	(16)	(21)	(24)%
(39)	(19)		Restructuring expenses	(38)	(3)
	(477)		Goodwill amortization		(91)
(249)	(924)	(73)%	Operating income (loss)	(289)	(364)	(21)%
(303)	(157)	93%	Equity in earnings of affiliated companies	(187)	(224)	(17)%
(46)	(161)		Interest (expense) income—net	(9)	(30)
(384)	1,453		Miscellaneous non-operating income and expenses—net	(173)	(129)

(982)	211		Income (loss) before taxes and minority interests	(658)	(746)
434	(159)		Provision for income taxes	394	193
4	(42)		Minority interests in net income of consolidated subsidiaries	4	0
			Preferred remuneration

(543)	10	(5491)%	Net income (loss)	(259)	(553)	(53)%

(551)	(604)	(9)%	EBITA (2)	(475)	(497)	(4)%

(1)
Unaudited

(2)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Presentation of the Revenues in the Financial Statements

        Starting with the 2003 financial Statement, Aventis will reclassify the Co-promotion income in revenues instead of reporting them in the line SG&A and other operating Inc./Exp..

        The tables below present the 2003 quarterly information with this new classification in accordance with the P&L that will be published in the Annual report (Document de Référence in France and 20-F in the USA).

Aventis Core Businesses (1) (French GAAP)

in million €	Q1 / 2003	Q2 / 2003	Q3 / 2003	Q4 / 2003	YTD Q4 / 2003
Net sales	3,970	4,170	4,259	4,391	16,791
Co-promotion income	59	53	67	73	252
Total Revenues	4,029	4,223	4,326	4,464	17,043
Production costs and expenses	(1,029)	(1,072)	(1,129)	(1,180)	(4,410)
Gross Margin (as % of Total Revenues)	74.5%	74.6%	73.9%	73.6%	74.1%
SG&A and other operating Inc. / Exp.	(1,304)	(1,339)	(1,286)	(1,231)	(5,160)
EBITA (2)	1,014	1,141	1,184	1,255	4,595
EBITA (as % of Total Revenues)	25.2%	27.0%	27.4%	28.1%	27.0%

Aventis (1) All Consolidated Businesses (French GAAP)

in million €	Q1 / 2003	Q2 / 2003	Q3 / 2003	Q4 / 2003	YTD Q4 / 2003
Net sales	4,195	4,427	4,508	4,686	17,815
Co-promotion income	59	53	67	73	252
Total Revenues	4,254	4,480	4,575	4,759	18,068
Production costs and expenses	(1,190)	(1,227)	(1,307)	(1,652)	(5,377)
Gross Margin (as % of Total Revenues)	72.0%	72.6%	71.4%	65.3%	70.2%
SG&A and other operating Inc. / Exp.	(1,363)	(1,383)	(1,332)	(1,288)	(5,366)
EBITA (2)	888	1,164	1,212	780	4,044
EBITA (as % of Total Revenues)	20.9%	26.0%	26.5%	16.4%	22.4%

(1)
Unaudited

(2)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

QuickLinks

Consolidated Sales Q4 2003(1) Aventis Core Businesses
Aventis Core Businesses — Sales by Country Q4 2003 (1)
Aventis Non-Core Businesses(1) Consolidated Income Statement Q4 2003 (French GAAP)